BOSTON     CONNECTICUT     NEW JERSEY     NEW YORK     WASHINGTON, DC

Scott Warren Goodman
Attorney At Law

Mail To: P.O. Box 1945  Morristown, NJ  07962
Deliver To: 200 Campus Drive  Florham Park, NJ  07932
T: (973) 966 8226 F: (973) 966 1015
sgoodman@daypitney.com

October 8, 2008

VIA EDGAR AND FACSIMILE NO. (202) 772-9368

John Cash, Accounting Branch Chief
Dale Welcome, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Form 10-K for Fiscal Year Ended December 31, 2007 Form 8-K Filed June 23, 2008 File No. 000-50587

Dear Messrs. Cash and Welcome:

We are counsel to National Patent Development Corporation (the “Company”) and have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 1, 2008, on the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and the Current Report on Form 8-K (the “Form 8-K”) filed by the Company with the Commission on March 31, 2008 and June 23, 2008, respectively.  As discussed with you on Wednesday, October 8, 2008, we are furnishing the Company’s responses to the Staff’s comments on the Form 10-K and the Form 8-K to you on behalf of the Company.

The Company’s responses to the Staff’s comments are set forth below:

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements, page 26

Note 5 – Investment in Indevus Pharmaceuticals, Inc., page 39

1.           Staff Comment:  Please supplementally provide us with a schedule that details how you calculated the $17.0 million gain recorded.  Your schedule should provide a thorough explanation of the derivation of amounts used in the calculation (i.e., market price of common shares on the transaction dates).

John Cash, Accounting Branch Chief
Dale Welcome, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
October 8, 2008

              Response:  A schedule detailing how the Company calculated the approximate $17.0 million gain recorded is furnished as Appendix A hereto.

Form 8-K filed June 23, 2008

2.           Staff Comment:  It appears to us that pro forma financial statements may be required should MXL Industries meet the conditions of a significant subsidiary.  Please advise, or revise your document, as well as provide us with an analysis to support your conclusion.  Please refer to Rule 11-01(b)(2) of Regulation S-X for guidance.

                              Response:  As discussed with you on October 8, 2008, the Company checked the box on the cover page of the Form 10-K indicating the Company’s election to file as a smaller reporting company.  As such, the disclosure of pro forma financial information by the Company is governed by Article 8, rather than Article 11, of Regulation S-X.  Because Item 9.01(b)(1) of Form 8-K requires smaller reporting companies to furnish pro forma financial information that would be required pursuant to Rule 8-05 of Regulation S-X and such rule does not require pro forma financial statements to be furnished in connection with a disposition of a business, the Company is not required to provide such financial statements with respect to the transaction disclosed on the Form 8-K.  Accordingly, the disclosure set forth in the Form 8-K does not need to be revised or supplemented to include pro forma financial statements.

* * * * *

This letter is being filed by EDGAR on October 8, 2008.

In the event that you have any questions or comments, please feel free to contact me at (973) 966-8226.  Thank you.

Very truly yours,

/s/ SCOTT WARREN GOODMAN

Scott Warren Goodman

cc:	National Patent Development Corporation

ACKNOWLEDGEMENT

In connection with the response by National Patent Development Corporation (the “Company”) to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated October 1, 2008, addressed to Ira J. Sobotko, Vice President and Chief Financial Officer of the Company, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the Current Report on Form 8-K filed by the Company with the Commission on March 31, 2008 and June 23, 2008, respectively, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of October 8, 2008.

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ IRA J. SOBOTKO
Name: Ira J. Sobotko
Title: Vice President and
Chief Financial Officer

APPENDIX A

National Patent Development Corporation
Gain on Exchange of Valera Shares for Indevus Shares

Gain recognized on Merger of Indevus Pharmaceuticals, Inc. (“Indevus”) and Valera Pharmaceuticals, Inc. (“Valera”) (1)

Number of common shares of Valera owned prior to its merger with Indevus	2,070,670

Conversion rate from Valera shares into Indevus shares	1.1337	(2)

Indevus shares owned after merger	2,347,519

Closing price per share of Indevus shares on April 17, 2007	$7.05

Fair value of Indevus shares received	$16,550,006

Less:
Book value of the Valera shares	$1,590,000

Gain on Exchange of Valera shares for Indevus shares recognized during the quarter ended June 30, 2007	$14,960,006

Plus:
Gain recognized on receipt of contingent milestone shares on May 3, 2007 recognized during the quarter ended June 30, 2007	$2,070,670	(3)

Total gain recognized during the quarter ended June 30, 2007	$17,030,676

Notes

(1)	See Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K dated December 11, 2006 filed by Indevus with the Securities and Exchange Commission (the “SEC”) on December 12, 2006.

(2)	See the Current Report on Form 8-K dated April 17, 2007 filed by Indevus with the SEC on April 17, 2007.

(3)	See the Current Report on Form 8-K dated May 3, 2007 filed by Indevus with the SEC on May 4, 2007.